Exhibit 99.2

ASX RELEASE 14 November 2024

2024 AGM - Letter from Nova Chairman, Mr. Richard Beazley

Dear fellow shareholders

During the past year, our sixth year operating at Estelle, Nova Minerals Limited ((ASX: NVA, NASDAQ: NVA, FSE: QM3) “Nova” or “Nova Minerals” or the “Company”) has continued with our exploration and development efforts to progress the project, which has now become not only an exciting gold project, but also a district rich in critical minerals, including the strategically important mineral antimony, whilst operating in difficult capital markets. The focus has been to add value by advancing the high-grade RPM deposit towards production as soon as possible with a PFS currently under way investigating a low capital scalable operation at RPM with the goal to generate short term cashflow with high margins to self-fund future expansion plans, which will also be outlined at a scoping level, for the wider Estelle gold district to demonstrate the exciting potential of decades of mine life with multiple mining centres within the one project. With gold currently running at all-time highs, Nova has engaged renown consultants Whittle Consulting, who are taking part of their fee in shares, METS Engineering, and Roughstock Mining to optimise and fast-track RPM into production.

In parallel, while conducting old school boots and hammer exploration techniques across the other 20+ exciting prospects on the Estelle district this year, we also made the exciting discovery that the scarce mineral Stibnite, the primary ore source for the critical mineral antimony, is abundant and coincident with gold on the property, particularly at the new Stibium and Styx prospects, as well as in the Train and Trumpet areas. With the USA currently having limited domestic supply, China recently announcing a restriction on antimony exports, and antimony prices also at all-time highs, Nova recognised early on the potential that antimony has for the project and has developed strong relationships with various federal and state government departments to present Nova as a potential domestic partner to supply the US with antimony and other critical minerals. Scoping level metallurgical studies have also been commenced on adding antimony and critical minerals processing into the flow sheet and the Company has been actively pursuing grant opportunities to potentially develop a small-scale starter mine for antimony at Stibium for early cashflow. The Company looks forward to giving more insight into the plans of moving this forward over the coming months.

On the corporate front, the most significant activity over the past year has been the successful completion of the US listing on the Nasdaq Capital Market. This achievement has been an important milestone for the Company in terms of opening new and much larger capital markets and expanding the potential support for the development and growth of Nova in reaching its strategic goals sooner while endeavouring to minimize dilution to shareholders. In recent months, the Company has undertaken a very active marketing program, which has included TV advertising on business networks and webinars. The Company has also presented at conferences to potential new investors in New York. The US listing has been a huge undertaking for a relatively small team to execute and complete, and it is an opportune time now to say thank you to the Nova team, the advisors, the bankers, and all those involved for the tireless efforts that generally go unrecognised to achieve this major milestone for the Company.

Main Operations	Corporate	ASX: NVA | NASDAQ: NVA | FRA: QM3
Whiskey Bravo Airstrip	Suite 5, 242 Hawthorn Road,	www.novaminerals.com.au
Matanuska-Susitna Borough, Alaska, USA	Caulfield, VICTORIA 3161,	Email info@novaminerals.com.au
1150 S Colony Way Suite 3-440,	Australia
Palmer, AK 99645	Phone +61 3 9537 1238	ACN 006 690 348

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While the global economy remains dynamic with various tensions and conflicts, changing political outlooks, and price movements through the numerous financial markets, we continue to remain optimistic about the rising importance of gold and antimony in the marketplace, and take the view that Nova is well placed to recognise this significant upside. The focus for the Company will continue to be the de-risking of the project and the establishment of a solid foundation for future growth through prudent allocation of capital. We have also commenced a search for a high calibre independent director based in the US with experience in funding and building projects to add significant talent to the team to assist us with progressing Estelle rapidly towards production.

As always, we want to actively engage with all our stakeholders as we continue on our journey in creating value as we development the Estelle gold and critical minerals district. With that in mind I would like to acknowledge the diligent contributions from the Nova team, supporting stakeholders, and fellow Board of Directors for an immense year with all its achievements. With an RPM optimisation and PFS underway, as well an updated scoping level study on the wider project, and in parallel progressing the antimony opportunity, we believe that Nova is well position for another exciting year ahead and we look forward to updating the market on our progress.

Richard Beazley

Non-executive Chairman

Further discussion and analysis of the Estelle Gold Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website. www.novaminerals.com.au

This announcement has been authorized for release by the Executive Directors.

Christopher Gerteisen CEO and Executive Director E: info@novaminerals.com.au	Craig Bentley Director of Finance & Compliance & Investor Relations E: craig@novaminerals.com.au M: +61 414 714 196	Ian Pamensky Company Secretary E: info@novaminerals.com.au

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Barrick’s Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable securities laws. Generally, any statements that are not historical facts may contain forward-looking information, and forward looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or indicates that certain actions, events or results “may”, “could”, “would”, “might” or “will be” taken, “occur” or “be achieved.” Forward-looking information is based on certain factors and assumptions management believes to be reasonable at the time such statements are made, including but not limited to, continued exploration activities, Gold and other metal prices, the estimation of initial and sustaining capital requirements, the estimation of labor costs, the estimation of mineral reserves and resources, assumptions with respect to currency fluctuations, the timing and amount of future exploration and development expenditures, receipt of required regulatory approvals, the availability of necessary financing for the Project, permitting and such other assumptions and factors as set out herein. apparent inconsistencies in the figures shown in the MRE are due to rounding Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to changes in Gold prices; sources and cost of power and water for the Project; the estimation of initial capital requirements; the lack of historical operations; the estimation of labor costs; general global markets and economic conditions; risks associated with exploration of mineral deposits; the estimation of initial targeted mineral resource tonnage and grade for the Project; risks associated with uninsurable risks arising during the course of exploration; risks associated with currency fluctuations; environmental risks; competition faced in securing experienced personnel; access to adequate infrastructure to support exploration activities; risks associated with changes in the mining regulatory regime governing the Company and the Project; completion of the environmental assessment process; risks related to regulatory and permitting delays; risks related to potential conflicts of interest; the reliance on key personnel; financing, capitalization and liquidity risks including the risk that the financing necessary to fund continued exploration and development activities at the Project may not be available on satisfactory terms, or at all; the risk of potential dilution through the issuance of additional common shares of the Company; the risk of litigation.

Although the Company has attempted to identify important factors that cause results not to be as anticipated, estimated or intended, there can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward looking information is made as of the date of this announcement and the Company does not undertake to update or revise any forward-looking information which is included herein, except in accordance with applicable securities laws. All drilling and exploration activities is subject to no unforeseen circumstances.

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